UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March, 2009

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Securities Registry No. 0593

Material Event

 Santiago, April 29, 2009

Mr.
Guillermo Larraín Ríos
Chairperson
Securities and Insurance Agency
Libertador Bernardo O'Higgins Av. 1449
Santiago – RM

CHILE

Dear Mr. Larraín:

This communication is made in compliance of rules contained in article 9th and second paragraph of article 10th of law No. 18,045, and paragraph 2.2 of Section II of General Rule No. 30 of your agency. The information contained herein is delivered purporting a timely, complete and accurate disclosure of events and information relating to Distribución y Servicio D&S S.A. (“D&S”), its businesses and/or the securities issued by D&S, which are publicly traded when such event has either occurred or become of D&S’ knowledge. The information disclosed hereinbelow shall be deemed relevant information by any knowledgeable person in the conducting of his/her investment decisions.

In merit of the foregoing statement, I hereby inform you under the character of a MATERIAL EVENT as follows:

1.       In ordinary shareholders’ meeting of D&S held as of even date herewith, the board has been fully renewed; therefore is its as of this date conformed by and among the following members: Mr. Felipe Ibáñez Scott, Mr. Craig Herkert, Mr. Nicolás Ibáñez Scott, Mr. José Hernández, Mr. Héctor Núñez, Mr. Ezequiel Gómez Berard, Mr. Wyman Atwell, Alberto Eguiguren Correa, Esq., and Mr. Jorge Gutiérrez Pubill. The mandatory renewal followed the several board resignations occurred during the past year.

2.       By means of board resolution expelled in ordinary board meeting held as of even date herewith, following the ordinary shareholders’ meeting, Mr. Felipe Ibáñez Scott was appointed Presindent of the board and Mr. Craig Herkert as its Vice-president.

3.       By means of board resolution expelled in ordinary board meeting held as of even date herewith, following the ordinary shareholders’ meeting, Mr. Wyman Atwell, Alberto Eguiguren Correa, Esq., and Mr. José Hernández were appointed members of the board members committee. The board members committee so designated shall have no independent member according to the applicable legal provisions.

Sincerely,

Enrique Ostalé Cambiaso
Chief Executive Officer
Distribución y Servicio D&S S.A

cc:	Santiago Stock Exchange
Electronic Stock Exchange of Chile
Valparaíso Stock Exchange
Risk Rating Commission

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Mario Medina
Mario Medina
Chief Financial Officer
Dated: April 30, 2009